UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: March 6, 2023

FEEL THE WORLD, INC.

D.B.A. XERO SHOES

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

Item 9.1  Other Events

Xero Shoes’ Co-Founders Steven Sashen and Lena Phoenix featured on “How I Built This” Podcast

March 6, 2023 (Broomfield, CO) – Xero Shoes’ co-founders Steven Sashen and Lena Phoenix were interviewed on the NPR podcast and radio show, “How I Build This,” hosted by Guy Raz.

“How I Built This” dives deep into the origin stories of iconic brands, sharing how visionary entrepreneurs weather the trials and failures on the road to success. Six years and just over 500 episodes in, it’s a top-five business podcast on Apple with more than three million subscribers.

In a 90-minute interview, Sashen and Phoenix covered a wide range of personal, professional, and philosophical topics touching on their own entrepreneurial journeys and their experience growing Xero Shoes.

During the broadcast, Raz states that “the brand sold nearly $50 million dollars worth of shoes” and Phoenix estimated the Company's 2022 pre-audit net revenue at $48 million dollars, a 44 percent increase from 2021.

From the corner of the founder’s spare bedroom to a multinational brand, Xero Shoes’ has expanded into Europe, has seven international distributors, and is in more than 400 doors worldwide. The brand has a nearly “evangelical following”: 40 percent of sales come from repeat customers, and 60 percent of customers report owning three or more pairs of Xero Shoes.

The podcast was released to subscribers of Wondery and Amazon Music on March 6th, and will be available on NPR.org and other podcast platforms on March 13th.

Listen to the full episode of Xero Shoes on “How I Built This” on Apple Podcasts, Spotify, Amazon Music, Wondery, Stitcher, or wherever you get podcasts.